Exhibit 99.1

Execution Copy

AGREEMENT

THIS AGREEMENT (this “Agreement”), dated June 5, 2009, by and among Specialty Underwriters’ Alliance, Inc., a Delaware corporation (the “Company”), Peter E. Jokiel (together with the Company, the “Company Parties”), Hallmark Financial Services, Inc., a Nevada corporation (“Hallmark”), American Hallmark Insurance Company of Texas, a Texas domiciled insurance company (“American Hallmark”), Hallmark Specialty Insurance Company, an Oklahoma domiciled insurance company (“Hallmark Specialty”), Mark E. Schwarz, C. Gregory Peters, Mark E. Pape and Robert M. Fishman (Hallmark, American Hallmark, Hallmark Specialty, Mr. Schwarz, Mr. Peters, Mr. Pape and Mr. Fishman, each a “Hallmark Party” and collectively, the “Hallmark Parties”).

RECITALS

WHEREAS, certain of the Hallmark Parties are the beneficial owners on the date hereof of 1,429,615 shares of common stock, $.01 par value, of the Company (the “Common Stock”), or approximately 9.9% of the Common Stock issued and outstanding;

WHEREAS, on January 13, 2009, the Hallmark Parties delivered a letter notifying the Company of their intent to nominate Mr. Peters, Mr. Pape and Mr. Fishman (together, the “Hallmark Nominees”) at the 2009 Annual Meeting of Stockholders to be held on May 5, 2009 (the “Annual Meeting”) to serve as members of the board of directors of the Company (the “Company Board”);

WHEREAS, the Company conducted a public proxy solicitation to elect a slate of seven candidates nominated by the Company Board at the Annual Meeting, and the Hallmark Parties conducted a public proxy solicitation to elect the Hallmark Nominees to the Company Board at the Annual Meeting;

WHEREAS, on May 5, 2009, the Company held the Annual Meeting to elect seven directors for a term of one year and to ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent auditor for the fiscal year ending December 31, 2009, at which IVS Associates, Inc. (“IVS”) served as inspectors of election;

WHEREAS, on May 11, 2009, IVS issued a preliminary report  (the “Preliminary Tabulation”) of the results of the election of directors at the Annual Meeting which reflected (i) the stockholders of the Company had re-elected Robert E. Dean, Raymond C. Groth, Paul A. Philp, Courtney C. Smith, Robert H. Whitehead and Russell E. Zimmermann to the Company Board, and (ii) with respect to the Company Board seat currently held by Peter E. Jokiel, none of the other four nominees (Robert M. Fishman, C. Gregory Peters, Mark E. Pape and Peter E. Jokiel) received a plurality of the votes of the shares present in person or represented by proxy at the Annual Meeting;

WHEREAS, on May 18, 2009, Steve Wolosky of Olshan Grundman Frome Rosenzweig & Wolosky LLP, sent a letter to IVS on behalf of the Hallmark Parties challenging the Preliminary Tabulation (the “May 18 Letter”);

WHEREAS, on May 20, 2009, Christopher Doyle of Stroock & Stroock & Lavan LLP, sent a letter to IVS on behalf of the Company in response to the May 18 Letter and requesting that IVS certify the Preliminary Tabulation as the final voting results of the Annual Meeting;

WHEREAS, on May 21, 2009, IVS issued its decision overruling the challenges set forth in the May 18 Letter;

WHEREAS, on May 22, 2009, IVS, among other things, certified the results of the Preliminary Tabulation (the “Certified Final Tabulation”); and

WHEREAS, the parties desire to fully and finally resolve all questions relating to the Annual Meeting and the election of directors to the Company Board as well as any disputes regarding the parties’ proxy solicitations and the election of directors at the Annual Meeting.

NOW, THEREFORE, in consideration of the promises, mutual representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereto hereby agree as follows:

Section 1.  Hallmark Parties Release; Covenants.

1.1  Hallmark Parties Release.

Effective as of the Appointment Time (as defined below), each of the Hallmark Parties, on behalf of itself, its affiliates and their respective partners, members, directors, officers, employees, representatives, agents, successors and assigns (collectively, the “Hallmark Releasors”), does hereby, fully and forever, release, acquit and discharge the Company, and its past, present and future directors, officers, employees, assigns, successors, affiliates, attorneys, representatives and agents in both their individual and representative capacities (collectively, the “Company Releasees”) from every, any and all actions, claims, complaints, bonds, breaches, duties, promises, damages (including, but not limited to, avoiding power and equitable subordination claims), judgments, rights or causes of action, debts, demands or suits of any kind or nature whatsoever, statutory, equitable or legal, foreseen or unforeseen, known or unknown, liquidated or unliquidated, fixed or contingent, matured or unmatured, that the Hallmark Releasors have ever had, have, may have or might claim to have against the Company Releasees through the date hereof for, upon, or by reason of any matter, act, failure to act, transaction, event, occurrence, cause or thing whatsoever directly or indirectly relating to, connected with, or arising out of the Annual Meeting, including, without limitation, the nomination or election of directors, the solicitation of proxies or any acts, filings or statements in connection therewith; provided, however, that the Hallmark Parties shall not be prohibited from enforcing their rights under and pursuant to this Agreement.

1.2  Covenant Not to Sue or Take Further Action.

From and after the Appointment Time, each of the Hallmark Parties, on behalf of itself and the other Hallmark Releasors, agrees not to sue or otherwise commence or continue in any manner, directly or indirectly, any action, claim, complaint, suit, right or cause of action relating to any matter, act, failure to act, transaction, event, occurrence, cause or thing whatsoever directly or indirectly relating to, connected with, or arising out of the Annual Meeting, including without limitation, the nomination or election of directors, the solicitation of proxies or any acts, filings or statements in connection therewith; provided, however, that the Hallmark Parties shall not be prohibited from enforcing their rights under and pursuant to this Agreement.  From and after the Appointment Time, the Hallmark Parties and the other Hallmark Releasors further agree not to take any further action with respect to challenging the Certified Final Tabulation of the Annual Meeting.

1.3  Standstill.

Between the date of this Agreement and the earlier of (i) the Appointment Time and (ii) the thirty-first (31st) day following the date of this Agreement, the Hallmark Parties will refrain from taking any of the actions set forth in Section 1.2 hereof; provided, however, that the Hallmark Parties shall not be prohibited from enforcing their rights under and pursuant to this Agreement.

Section 2.  Company Parties Release; Covenants.

2.1  Company Parties Release.

Effective as of the Appointment Time, each of the Company Parties, on behalf of itself, its affiliates and their respective partners, members, directors, officers, employees, representatives, agents, successors and assigns (collectively, the “Company Releasors”), does hereby, fully and forever, release, acquit and discharge the Hallmark Parties, and their past, present and future directors, officers, employees, assigns, successors, affiliates, attorneys, representatives and agents in both their individual and representative capacities (collectively, the “Hallmark Releasees”) from every, any and all actions, claims, complaints, bonds, breaches, duties, promises, damages (including, but not limited to, avoiding power and equitable subordination claims), judgments, rights or causes of action, debts, demands or suits of any kind or nature whatsoever, statutory, equitable or legal, foreseen or unforeseen, known or unknown, liquidated or unliquidated, fixed or contingent, matured or unmatured, that the Company Releasors have ever had, have, may have or might claim to have against the Hallmark Releasees through the date hereof for, upon, or by reason of any matter, act, failure to act, transaction, event, occurrence, cause or thing whatsoever directly or indirectly relating to, connected with, or arising out of the Annual Meeting, including, without limitation, the nomination or election of directors, the solicitation of proxies or any acts, filings or statements in connection therewith; provided, however, that the Company Parties shall not be prohibited from enforcing their rights under and pursuant to this Agreement.

2.2  Covenant Not to Sue or Take Further Action.

From and after the Appointment Time, each of the Company Parties, on behalf of itself and the other Company Releasors, agrees not to sue or otherwise commence or continue in any manner, directly or indirectly, any action, claim, complaint, suit, right or cause of action relating to any matter, act, failure to act, transaction, event, occurrence, cause or thing whatsoever directly or indirectly relating to, connected with, or arising out of the Annual Meeting, including without limitation, the nomination or election of directors, the solicitation of proxies or any acts, filings or statements in connection therewith; provided, however, that the Company Parties shall not be prohibited from enforcing their rights under and pursuant to this Agreement.  From and after the Appointment Time, the Company Parties and the other Company Releasors further agree not to take any action with respect to challenging the Certified Final Tabulation of the Annual Meeting.

2.3  Standstill.

Between the date of this Agreement and the earlier of (i) the Appointment Time and (ii) the thirty-first (31st) day following the date of this Agreement, the Company Parties will refrain from taking any of the actions set forth in Section 2.2 hereof; provided, however, that the Company Parties shall not be prohibited from enforcing their rights under and pursuant to this Agreement.

2.4  Evaluation of the Designated Hallmark Nominees.

As soon as practicable following the execution of this Agreement by all of the parties hereto, but (subject to the availability of Robert M. Fishman and Mark E. Pape (together, the “Designated Hallmark Nominees”)) not later than fourteen (14) days following execution of this Agreement by all of the parties hereto, the members of the Nominating and Corporate Governance Committee of the Company Board (the “Committee”) shall meet separately with each of the Designated Hallmark Nominees (which meeting may be conducted telephonically) to ascertain such nominee’s qualifications to serve as a director on the Company Board and to discuss any other matters that the Committee deems appropriate in connection with the consideration of potential directors of the Company.  After members of the Committee have met with each of the Designated Hallmark Nominees, the Committee shall separately convene to evaluate each of the Designated Hallmark Nominees, in accordance with the Committee’s usual processes and procedures with respect to evaluating nominees.

2.5  Appointment of Qualified Candidate.

(a)           The Committee shall recommend to the Company Board that one of the Designated Hallmark Nominees be appointed to the Company Board to serve as a director until the next annual meeting of the stockholders and his successor is duly elected and qualified or his earlier death, resignation or removal in compliance with the Committee’s charter and the Company’s by-laws unless the Committee reasonably determines that each of the Designated Hallmark Nominees is not qualified to serve as a member of the Company Board and, after consulting with the Company’s outside counsel, the Committee in good faith concludes that none of the Designated Hallmark Nominees could be so appointed without the Company Board members violating their fiduciary duties as directors of the Company.  The selection of such nominee shall be made within the sole discretion of the Committee and such selection shall not constitute a determination as to the qualifications of the other Designated Hallmark Nominee.  After the Committee has made such recommendation and simultaneously with the Company Board taking action to appoint such one Designated Hallmark Nominee (the “Appointed Director”)  to the Company Board (the “Appointment Time”), Peter E. Jokiel shall resign in writing from his position as a director of the Company, effective as of the Appointment Time, and the Designated Hallmark Nominee recommended by the Committee shall be appointed by the Company Board to fill the vacancy created by such resignation.  Such recommendation by the Committee and appointment by the Company Board shall occur as soon as reasonably practicable following the date of this Agreement, but in no event later than thirty (30) days from the date hereof.  Upon the Company’s request, the Appointed Director shall cooperate with the Company in providing the Director of the Illinois Division of Insurance (the “Director of Insurance”) with a biographical affidavit in the form prescribed by the Illinois Insurance Code (the “Code”) within thirty (30) days of the Appointment Time and in complying with any other insurance regulatory requirements applicable to the actions contemplated by this Agreement.  Nothing in this Agreement shall be deemed to limit or circumscribe the Company’s directors’ fiduciary duties, require any director to take any action inconsistent with his fiduciary duties or prevent any director of the Company from effectively discharging his ongoing fiduciary duties.

(b)           In the event that the Director of Insurance determines that the Appointed Director does not meet the character and experience standards for directors set forth in the Code and orders the removal of the Appointed Director in accordance with the procedures set forth in the Code, the Committee shall recommend, as soon as reasonably practicable, to the Company Board that the remaining Designated Hallmark Nominee be appointed to replace the Appointed Director on the same terms and subject to the same conditions applicable to the Appointed Director in Section 2.5(a).  After the Committee has made such recommendation and simultaneously with the Company Board taking action to appoint such Designated Hallmark Nominee to the Company Board, which such appointment shall be made by the Company Board as soon as reasonably practicable after it has received such recommendation from the Committee, the Appointed Director shall resign in writing from his position as a director of the Company effective immediately.

2.6  Cooperation.

Each of the Designated Hallmark Nominees agrees that he will cooperate with the Committee and respond in good faith to any requests for information made by the Committee.

Section 3.  Representations and Warranties.

3.1  Company Representations and Warranties.

The Company represents and warrants that the individual set forth below as signatory to this Agreement has the authority to execute this Agreement on its behalf and to bind it to the terms hereof.  The Company further represents and warrants that the execution, delivery and performance of this Agreement and the completion of the transactions contemplated hereby will not conflict with, violate or result in the violation of any applicable law, or any agreement to which the Company is a party.

3.2  Hallmark, American Hallmark and Hallmark Specialty Representations and Warranties.

Each of Hallmark, American Hallmark and Hallmark Specialty represent and warrant that the individual set forth below as signatory to this Agreement has the authority to execute this Agreement on its behalf and to bind it to the terms hereof.  Hallmark, American Hallmark and Hallmark Specialty further represent and warrant that the execution, delivery and performance of this Agreement and the completion of the transactions contemplated hereby will not conflict with, violate or result in the violation of any applicable law, or any agreement to which any of such entities is a party.

3.3  Hallmark Parties Representations and Warranties.

Each of the Hallmark Parties listed herein, on behalf of such Hallmark Party, represents and warrants that to such Hallmark Party’s knowledge, all parties to the Schedule 13D relating to the Company, filed with the Securities and Exchange Commission on June 23, 2008 and amended on July 1, 2008, January 14, 2009, March 23, 2009 and March 30, 2009 (the “Schedule 13D”), are the only parties required under applicable law to be listed in the Schedule 13D, and the references to those parties are correctly set forth in this Agreement.  Each of the Hallmark Parties further represents and warrants that such party has not assigned any claim or possible claim against the Company, the party has had the opportunity to consult with counsel with respect to the execution and delivery of this Agreement and the consequences hereof and the party has full legal capacity to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

Section 4.  Miscellaneous.

4.1  Specific Performance.

The Hallmark Parties, on the one hand, and the Company Parties, on the other hand, acknowledge and agree that irreparable injury to the other party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable in damages.  It is accordingly agreed that the Hallmark Parties, on the one hand, and the Company Parties, on the other hand (each, a “Moving Party”), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof and the other party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity, nor shall such other party seek the posting of a bond as a condition for obtaining any such relief.  An application for specific performance pursuant to this Section shall not preclude the Moving Party from seeking other relief available at law or in equity.

4.2  Announcements; Non-disparagement.

(a)           Upon execution of this Agreement, the Company shall promptly issue a press release in the form attached hereto as Exhibit A announcing the Certified Final Tabulation and summarizing this Agreement.  With respect to any other press release which references the Agreement and understanding of the parties set forth in this Agreement, the Company shall give the Hallmark Parties a reasonable opportunity to review and comment on such press release.  The Hallmark Parties shall provide comments, if any, to such other press release within twenty-four (24) hours of receiving a draft of the press release.  The Company shall consider in good faith all comments submitted by the Hallmark Parties and shall accept all reasonable comments submitted by the Hallmark Parties with respect to such other press release.

(b)           None of the parties hereto shall make any public statement (including any statement in any filing with the Securities and Exchange Commission or any other governmental agency), nor make any private statement to any of the Company’s stockholders, that is critical of or disparages this Agreement or any actions taken prior to the date hereof by any of the foregoing in connection with the Annual Meeting.  Any statement otherwise prohibited by this Section may nevertheless be made without violating this Section if such statement is required in any legal or judiciary proceeding, is required by applicable law, rule or regulation (including any statement required by any filing with the Securities and Exchange Commission or any other governmental agency and any statement made in response to any inquiry under oath or in response to any inquiry by a governmental or regulatory authority) or is required to be made by the person seeking to make such statement in order to comply with such person’s fiduciary duties to the Company or its stockholders, in each case as reasonably determined by such person based on the advice of outside counsel and, to the extent practicable, upon reasonable prior written notice to the parties hereto of the nature of the statement and the basis pursuant to which it is required to be made.

4.3  No Implied Waiver.

Any waiver by any of the Hallmark Parties or the Company of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement.  The failure of any party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

4.4  Successors and Assigns.

All the terms and provisions of this Agreement shall inure to the benefit of and shall be enforceable by the successors and assigns of the parties hereto.

4.5  Survival of Representations.

All representations and warranties made by the parties in this Agreement or pursuant hereto shall survive the execution of this Agreement.

4.6  Entire Agreement; Amendments.

This Agreement contains the entire understanding of the parties hereto with respect to its subject matter.  There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings other than those expressly set forth herein.  This Agreement may be amended only by a written instrument duly executed by the parties hereto or their respective successors or assigns.

4.7  Severability.

The invalidity or unenforceability of any provision hereof in any jurisdiction will not affect the validity or enforceability of the remainder hereof in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.  To the extent permitted by applicable law, each party waives any provision of applicable law that renders any provision hereof prohibited or unenforceable in any respect.  If any provision of this Agreement is held to be unenforceable for any reason, it will be adjusted rather than voided, if possible, in order to achieve the intent of the parties to the extent possible.

4.8  Headings.

The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

4.9  Notices.

All notices, requests, demands, claims, and other communications hereunder will be in writing and shall be delivered by electronic transmission:

if to the Company:

Specialty Underwriters’ Alliance, Inc.
222 South Riverside Plaza, Suite 1600
Chicago, Illinois 60606
Attention: General Counsel
Fax: (312) 277-1816

with a copy to (which shall not constitute notice):

Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, NY 10038
Attention: Christopher J. Doyle
Fax: (212) 806-2641
e-mail: cdoyle@stroock.com

if to the Hallmark Parties:

Hallmark Financial Services, Inc.
777 Main Street, Suite 1000
Fort Worth, Texas 76102
Attention: Mark E. Schwarz
Fax: (214) 661-7473

with a copy to (which shall not constitute notice):

Olshan Grundman Frome Rosenzweig & Wolosky LLP
65 East 55th Street
New York, NY 10022
Attention: Steven Wolosky
Fax: (212) 451-2222
e-mail: swolosky@olshanlaw.com

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

4.10  Governing Law; Jurisdiction.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without reference to the conflict of laws principles thereof.  The parties hereto agree to submit to the jurisdiction of any court of competent jurisdiction located in the State of Delaware to resolve any dispute relating to this Agreement and waive any right to move to dismiss or transfer any such action brought in any such court on the basis of any objection to personal jurisdiction or venue.

4.11  Counterparts.

This Agreement may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one and the same Agreement.

4.12  No Admission.

Nothing contained herein shall constitute an admission by any party hereto of liability or wrongdoing.

4.13  No Third Party Beneficiary.

The terms and provisions of this Agreement are intended solely for the benefit of each party hereto, and it is not the intention of the parties to confer any rights, remedies, obligations, or liabilities to any third party under or by reason of this Agreement.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement or caused this Agreement to be duly executed by their authorized representative, as of the day and year first above written.

SPECIALTY UNDERWRITERS’ ALLIANCE, INC.

By:	/s/ Scott Goodreau
	Name:	Scott Goodreau
	Title:	SVP and General Counsel

/s/ Peter E. Jokiel
Peter E. Jokiel

HALLMARK FINANCIAL SERVICES, INC.

By:	/s/ Mark E. Schwarz
	Name:	Mark E. Schwarz
	Title:	Executive Chairman

AMERICAN HALLMARK INSURANCE COMPANY OF TEXAS

By:	/s/ Mark E. Schwarz
	Name:	Mark E. Schwarz
	Title:	Director

HALLMARK SPECIALTY INSURANCE COMPANY

By:	/s/ Mark E. Schwarz
	Name:	Mark E. Schwarz
	Title:	Director

/s/ Mark E. Schwarz
Mark E. Schwarz

/s/ C. Gregory Peters
C. Gregory Peters

/s/ Mark E. Pape
Mark E. Pape

/s/ Robert M. Fishman
Robert M. Fishman

EXHIBIT A
FORM OF PRESS RELEASE

DRAFT – NOT FOR IMMEDIATE RELEASE
FRIDAY, JUNE 5, 2009

SPECIALTY UNDERWRITERS’ ALLIANCE, INC. ANNOUNCES CERTIFIED STOCKHOLDER VOTE RESULTS, CONFIRMING ELECTION OF SIX OF THE BOARD’S DIRECTOR NOMINEES AND AGREEMENT WITH HALLMARK WITH RESPECT TO SEVENTH SEAT

CHICAGO — June 5, 2009 — Specialty Underwriters’ Alliance, Inc. (NASDAQ: SUAI) (“SUA” or the “Company”) announced that IVS Associates, Inc., the independent inspector of election for SUA’s 2009 Annual Meeting of Stockholders, has certified that stockholders of the Company have re-elected Robert E. Dean, Raymond C. Groth, Paul A. Philp, Courtney C. Smith, Robert H. Whitehead and Russell E. Zimmermann to the Company’s Board of Directors.

Based on the final tabulation, with respect to the Board seat currently held by Peter E. Jokiel, none of the other four nominees – Robert M. Fishman, C. Gregory Peters, Mark E. Pape and Mr. Jokiel -- received a plurality of the votes of the shares present in person or represented by proxy at the Annual Meeting.  Mr. Fishman, Mr. Peters and Mr. Pape had been nominated by Hallmark Financial Services, Inc. and certain related parties (“Hallmark”), and each of them received 6,225,738 votes.  Mr. Jokiel had been nominated by the Company, and he received 4,881,184 votes.

Because no nominee received a plurality of the votes with respect to the Board seat held by Mr. Jokiel, he currently remains a director of the Company.  However, in recognition of the vote totals, the Company, Hallmark and certain other parties have entered into an agreement whereby the Nominating and Corporate Governance Committee of the Company’s Board of Directors will interview Mr. Fishman and Mr. Pape and recommend to the full Board that it appoint one of them as a director.  Mr. Peters has notified the Company and Hallmark that he is no longer available to serve as a director of the Company.  Mr. Jokiel has agreed to resign as a director of the Company simultaneously with such appointment.  The agreement provides that this process will be completed by July 5, 2009.  Pursuant to the agreement, SUA and Hallmark and their respective affiliates would, simultaneously with such appointment, release each other from any claims relating to the election contest or the Annual Meeting.  Both sides have agreed to refrain from pursuing any potential claims relating to the election contest or the Annual Meeting during the interview and appointment process.

The final tabulation also confirmed that the stockholders voted to ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for 2009.

About Specialty Underwriters' Alliance, Inc.
Specialty Underwriters' Alliance, Inc., through its subsidiary SUA Insurance Company, is a specialty property and casualty insurance company providing commercial insurance products through exclusive wholesale Partner Agents that serve niche groups of insureds.  These targeted customers require highly specialized knowledge due to their unique risk characteristics. Examples include tow trucks, professional employer organizations, public entities, and contractors. SUA's innovative approach provides products and claims handling, allowing the Partner Agent to focus on distribution and customer relationships.

Safe Harbor Statement
The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This release or any other written or oral statements made by or on behalf of the company may include forward-looking statements that reflect the company's current views with respect to future events and financial performance. All statements other than statements of historical fact included in this release are forward-looking statements. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may," "will," "plan," "expect," "intend," "estimate," "anticipate," "believe" or "continue" or their negative or variations or similar terminology. All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include but are not limited to ineffectiveness or obsolescence of our business strategy due to changes in current or future market conditions; increased competition on the basis of pricing, capacity, coverage terms or other factors; greater frequency or severity of claims and loss activity, including as a result of natural or man-made catastrophic events, than our underwriting, reserving or investment practices anticipate based on historical experience or industry data; the effects of acts of terrorism or war; developments in the world's financial and capital markets that adversely affect the performance of our investments; changes in regulations or laws applicable to us, our subsidiaries, brokers or customers; acceptance of our products and services, including new products and services; changes in the availability, cost or quality of reinsurance and failure of our reinsurers to pay claims timely or at all; decreased demand for our insurance or reinsurance products; loss of the services of any of our executive officers or other key personnel; the effects of mergers, acquisitions and divestitures; changes in rating agency policies or practices; changes in legal theories of liability under our insurance policies; changes in accounting policies or practices; and changes in general economic conditions, including inflation and other factors. Forward-looking statements speak only as of the date on which they are made, and the company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.